December 6, 2018

Brian Peay
Chief Financial Officer
Griffin-American Healthcare REIT III, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, CA
92612

       Re: Griffin-American Healthcare REIT III, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed March 16, 2018
           File No. 000-55434

Dear Mr. Peay:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities